FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 4 DATED APRIL 23, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015, Supplement No. 1 dated March 13, 2015, Supplement No. 2 dated March 25, 2015 and Supplement No. 3 dated April 2, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	our entry into an agreement to purchase a multifamily community.

Status of the Offering

We commenced this initial public offering of shares of our common stock on February 6, 2014. As of April 22, 2015, we had accepted aggregate gross offering proceeds of approximately $161.9 million related to the sale of 16.2 million shares of common stock, including shares sold pursuant to our distribution reinvestment plan. As of April 22, 2015, approximately 83.8 million shares of our common stock remain available for sale in our primary offering, and approximately 9.9 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Probable Real Estate Investment

On April 20, 2015, we, through our Operating Partnership, entered into an agreement to purchase a multifamily community located in Chapel Hill, North Carolina (the “Chapel Hill Property”) from an unaffiliated seller. The Chapel Hill Property is a multifamily community with 411 units located on an approximately 39-acre site with amenities, including but not limited to a clubhouse, a business center, and two outdoor pools.

On April 21, 2015, we made an earnest money deposit of $1.0 million. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $1.0 million of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Chapel Hill Property only after satisfaction of agreed upon closing conditions. The purchase price of the Chapel Hill Property is approximately $46.8 million plus closing costs. We intend to fund the purchase of the Chapel Hill Property with proceeds from this offering.

The Chapel Hill Property encompasses approximately 412,900 rentable square feet. The Chapel Hill Property was constructed in phases in 1990 and 1996 and is currently 94% leased. The average occupancy rate of the Chapel Hill Property during each of the last three years was as follows:

Year	Average Occupancy Rate
2014	96%
2013	96%
2012	95%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last three years for the Chapel Hill Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2014	$816
2013	$793
2012	$757

        The seller of the Chapel Hill Property was unable to provide the average occupancy rate and the average effective monthly rental rate per unit for 2010 and 2011. We believe that the Chapel Hill Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Chapel Hill Property. We intend to renovate and improve the property exterior, common areas and amenities, and the unit interiors.

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